Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each

The Company was notified on 25 March 2009 of the following transactions by a Person Discharging Managerial Responsibility:

On 24 March 2009, Lawrence MacDougall acquired 2,889 ordinary shares in the capital of the Company, being the service and performance related elements of an award made under the 2005-2006 cycle of the Company’s Bonus Share Retention Plan (“BSRP”) that vested on 4 March 2009. These shares were acquired for nil consideration.

On 24 March 2009, Lawrence MacDougall disposed of 7,095 ordinary shares in the capital of the Company, which vested on 4 March 2009 under the 2005-2006 cycle of the Company’s BSRP, at a price of £5.39 per share.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.4.

The transactions were carried out in London.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

26 March 2009